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ER coming to you from the free state of Tennessee Franklin Tennessee to be precise we're so glad that you are joining us we're here to discuss our project live not by lies based on the New York Times book by our uh uh Roger and you if you joined us last week you got to hear a little bit about the project if you weren't here we're gonna don't worry we're gonna catch you up we're gonna talk through what we're up to why we're up to it uh I am the producer of the project and for those of you who don't know a producer is could be many things but I'll just explain a little bit about me and what I do and how this project came about uh very briefly but in in my instance a lot of what I do is look for interesting stories look for great books timely subject matter podcasts uh scripts it could be anything that I think should be should be turned into a film or TV series or in this case a documentary Series so I read Rod's book a few years ago and was moved by it as hundreds of thousands around the world have been and the examination of totalitarianism and folks that have lived under and survived things like Russian communism in the 20th century and the warnings they have for us today in our modern world especially in the West for um where things might be going things that they saw that they observed cultural Trends intellectual Trends religious Trends Etc so I read the book uh me and some folks on my team we reached out to rod we met we got the rights to the book we put together a project we we brought a board my friend Isaiah smallman who I'll be bringing in here in a minute he's our director and he can tell you more about what that entails but yeah producers are the people that help take ideas from conception all you know through fruition to the end to getting to see it made and have other people enjoy it hopefully learn something from it um I am based here in Franklin Tennessee as I said I spent 10 years out in Los Angeles grew up in Chicago but I love storytelling uh I am a person of Faith So Stories like this mean something to me although we as we talked about last week we hoped uh I think I even said it like I want Bill Maher to watch this film I want Joe Rogan I want people uh to hear this message and the warnings of what totalitarianism actually is like and how different versions of it can infiltrate even societies like ours so tonight uh we're so glad you're here um and I'm in a second here I'm going to bring our director Isaiah in uh our friend Rod is live again from Budapest from Hungary and he's going to join us a little bit later we'll do some q a we'll talk about where the project stands currently things that we're working on behind the scenes so that if we are lucky enough to get fully funded and partner with folks like like yourselves uh to make this thing what that what that looks like and what goes on to to pull a project like this uh what we hope will be a six episode documentary series that's that's our goal uh and why we're doing all of this because it's such a big story it's such a big canvas to paint on that we want to have enough time and room that you know a 90-minute documentary just can't contain so that's our goal and that's why we're here and thank you um so I want to give a big exciting update on where our project stands based on the expressed interest page but before I do that I want to bring in my good friend our director Isaiah smallman coming to us from Chattanooga Tennessee

what's up hello can I steal your can I steal your thunder and give the update we passed a million dollars of expressed interest today I'm just gonna jump in and take take that big announcement I'm sure a lot of people that was a big milestone

just do pack it for one sec what is it what does the express interest page what are people actually doing and what does this mean for the life of the project where do we where do we stand yeah absolutely so we set out with Angel to um figure out how much people really want to see this thing happen um launching one of these projects is a big Endeavor there's a lot of costs associated with it uh and so their process which we're really excited to be able to kind of fold into is begins with an express interest period of time where we put the project out there we do a couple of these live streams we talk with all of you guys and um yeah there you can see 2500 people have said I want to invest in this project I want to see it happen I'm willing to put money behind that to make it happen because I know it's not going to happen without financial support and so that is super exciting for us 2500 people have said I want this to happen we are really excited we're well on our way to getting to the point where we can launch the live round which is when we will actually start asking people to invest and again we can't say exactly when that will be yet but we're really making great progress so that's exciting stuff very exciting and uh to do that again if you want to join if you haven't already expressed interest please go to angel.com slash live as in live not by lies and so as I was sharing a little bit Isaiah you know what a producer is what I do finding a story assembling a team finding ways to pay for that team to get to go make it thinking through strategies of how you release it who's going to watch it all that good stuff you're a director uh and there's many types of producers but director you you have a pretty specific role and it's a big role with lots of facets to it but give a give the people a little rundown of what it means to be a director what is what does your day job look like most of the time I sit in a chair and I yell at people from across the room and I say move that over there and there's not much of that actually happening a lot of what I do as a director is I say here's the vision you know it's kind of like being it producers are a different type of General in a way but it's it's sort of saying here I'm I'm in general we've got you know a big crew a documentaries tend to be a little smaller than feature films and and narrative things but there's all these different people with all these different jobs they're all Specialists and the director's job there's me on set with one of the features I've directed um the director's job like what I'm doing right now is to talk to the Director of Photography for example as one department head and say um here's what I want it to look like what do we have what kind of time do we have here I'm directing some actors and trying to explain you know what's called blocking which is um where they're going to stand and what they're going to be doing and um this is you know that's me sitting there and yelling at people from across the room looking at a monitor anyway you get the idea so um basically my job is to say we're gonna you know actually Sands of Iwo Jima is a great example um you know the at some point we got to say we're taking that Island baby let's go how are we gonna do it whose job who's going to take this beach who's coming at it from this angle who's storming the big hill at the end you know the director's job is to say here's how we're going to approach it here's the vision keep it all together throughout the various ups and downs of the project and kind of make sure that it becomes this cohesive whole at the end of it yeah I was watching uh re-watching Moneyball the other night one of my favorite films and I'm a big baseball fan and I don't know exact analogies but it's like we the producers are a little bit more of uh maybe the Billy Bean the general manager you're more something between a coach and one of the leaders on the field and then the actors or other people you know there's other rules but anyway we just you know I get asked that stuff all the time so I thought it would be fun for us to take a minute and talk through some of what that means because it is it's fun what we get to do is so much fun and even though even though we're going to get into some pretty serious subject matter for those of you who have read Rod's book or know anything about the history of the last you know years in totalitarian States it's awful and it's it's so much worse than even those of us who have read and we're working on it every day we're doing research where you know Rod is sharing anecdotes and stories and you're reviewing you're going back through the book itself and you're and you just say man what a what a heavy subject matter what a big responsibility we feel um but also I love it more than anything so it's a weird you know it's it's it's like uh could be depressing on one hand and I guess if you wallow in it too much or but but I don't know we have hope uh in the things that we believe and we believe these stories need to be told and so uh that's why we're so excited to be working with Isaiah and of course Rod who uh will join us here in a couple of minutes but um before we get into some of we want to share some stories we want to talk about what totalitarianism and communism really meant on this bigger Global level and then even some specific anecdotes of of folks that Rod is personally you know friends with and covered in the book but also again just sort of that like giving a peek under the hood a little peek behind the curtain of how things are made Isaiah what I've got a couple of thoughts but where are we at and again we want to be clear we're still trying to gauge interest which clearly there's a lot of it uh we want to head towards eventually being able to crowdfund and raise the money actual money to make this thing but we can't wait till all of that's done to start having creative conversations obviously and and even sort of pre-production and getting things ready what does some of that entail uh Isaiah for for you and for us absolutely so part of what we've been doing right now is and and this began even before we really launched any of this is saying what is this going to be what's the vision how do we bring this book to life um even in a documentary you can't just take a book and say now it's a movie you know let's go shoot all the same stuff it it's going to have to be its own unique experience which is very much kind of the fun part of all of this is that we're going to start with the book the book is great source material but we have an opportunity to go even past what the book was able to do and capture a lot of this visually so part of what we're doing is saying how do we do that how do we want to format it which stories do we want to focus on how do we tie those stories to our contemporary time um and the issues that we're dealing with and so all of that is kind of what we're working on now but you know we're confident that this is going to work um in terms of you know we we think we're this is going to happen soon you know because people are showing so much interest and so we've already begun having conversations with people who head up various departments and so that could be editors the directors of Photography different people who sort of manage their own little teams um we call those department heads we've been uh having those conversations and just trying to put the people in place so that as soon as we're ready with funding we can hit the road and go start talking to these people in Europe yeah so angel.com slash live is where you can go continue to express interest we we we want to hear from you and actually right now during this broadcast we want to hear from you so please uh if you're joined joining us in the chat uh throw some questions out we'll get to q a a little bit later but um please continue you know if you want to know how you can help us Beyond expressing interest as I'm sure many of you already have share it with 10 friends post it on Facebook share it with people at your church in your Bible study at the gym whatever and let them know because the word of mouth of stories like this and Rod can talk about it when he joins us too and he might even mention it last week but his book was was largely you know ignored by the mainstream press and even a lot of conservative media Outlets because it's about communism it's a totalitarianism it's heavy heavy subject matter and it's like oh geez is anyone gonna care and it's become a New York Times bestseller and hundreds of thousands of copies translated in different languages people dare and that's why we're here so um yeah we want to get to some other things we want to bring rod in here uh in a second but I guess the last thing before diving in Isaiah is there any thoughts you want to share personally I have a quick thing and I'll go after you do but um just remind people what why are we doing this what does this story mean to you you know I I won't start from childhood in the books my father read to me as a child you know that sort of stuff but just what is it why does this matter now what are we doing here what's really motivating us to tell this yeah a lot of it comes and again I think Rod can speak to this really well too a lot of this comes down to the fact that anywhere from 80 to 200 million people died because of Communism in the last you know hundred and so years that's just an absolutely unbelievably numb unbelievably huge number of people and and yeah people just don't really talk about it we talk about all sorts of other things and um other you know even within kind of the same historical period there are lots of well-known well-documented um tragedies and atrocities and yet it seems like most people have no idea the scope of this and the craziest thing is it's still going I mean a lot there's a lot a lot of people still in the world still living under totalitarian communist regimes and you know and and I saw Oppenheimer last night it was just a great great reminder that cold war is not over you know we're still in the middle of this thing in a way and I think all of that just makes this highly relevant on a global stage and and it's time to really dig into this in a bigger way as the West yeah I you you've said it very well the only thing I will add is for my whole life and I don't really know why I've thought about it a lot and I don't have a great answer Russian history in particular but really world history and stories of Oppression have just fascinated me maybe it's because I've always known how long to be a born in America was born uh in that country in this country but um the fact you you hit it you know there's a museum uh the victims of Communism Museum uh and on their site they talk about no less than 100 million people disappeared were murdered in the name of this ideology and this mindset uh that has gripped so many nations in in the last century or so so yeah that for me has to be told and so Rod let's bring Rod drieren he's been waiting he's in Budapest it's like three in the morning Roddy there I'm here Kenya can you guys hear me loud loud and clear my friend it's great to see you great great well so thank you so much sorry sorry we're doing the thing the the time lapse thing we're so glad you're here you've been hearing some of our discussion already and you touch you touched upon in the last week before we get into some things and I know you want to share some stories of folks that you met in in writing the book but remind the people why you wrote this what does this mean to you why are why are we really here why does this matter today well RJ you said earlier that people the mainstream media did not touch this book because the subject matter was too heavy that may be part of it but I think the real reason is because the people who came to the United States and to the Western Europe to escape communism uh they are and this is the reason I wrote the book They're saying that they're seeing the same things that they ran away from decades ago starting to re-emerge in the west where we are now now it's not stalinism 2.0 there are no gulags there are no bread lines at least not yet but what they were seeing is the same mentality that they had run away from the idea that all of society has to be run by only one ideology and if you if you descend from this ideology then you're going to be crushed uh specifically the things they're seeing or what we call wokeness the idea where where you have to confirm form to one particular ideology when it has to do with race with gender identity with sexuality those are the main parts but not not all of it and it scares them to death because they thought they were done with this the cold war is over we beat communism and look something like communism not communism but like communism is arising again in the west they're trying to sound the alarm but of course the media don't want to have anything to do with this because it condemns these people these witnesses to history condemn what progressives in America and Western Europe say we need today what accounts for progress and Liberation from all our prejudices that is exactly what the Communists said back in their day these people are trying to wake us up and you know RJ or just earlier tonight here in Budapest I had dinner with pastor Andrew Brunson and his wife Noreen now our our viewers tonight may know Pastor Brunson he was a missionary Mary and turkey who was imprisoned by the Turks for a long time for preaching the gospel in Turkey president Trump and secretary Mike Pompeo got him out so this is a man who knows what it means to suffer for the faith he's been living back in the U.S and he told me tonight that he has been traveling a lot trying to wake the American Church up to what's coming he said that the American Church by and large just can't even imagine it doesn't want to think about it they're now starting to see with what's happening broadly speaking in American society they're beginning to see that we might be on the verge of something really bad but he said they are all saying that we just know God's going to send a survival God's going to send a survival well we all hope God does do that but Pastor Brunson was saying what they struggled American Christians struggle to deal with is the idea that Revival might come amid persecution this is something that Christians throughout history and even today throughout most of the world they well know this they see this they see that to be a faithful follower of Jesus Christ usually means suffering but we in the west have been so blessed uh by religious liberty about having it easy that we don't want to think about it Pastor Brunson saying I told him we were I was going to be doing this uh this live stream tonight he's excited about this movie because he said we don't have time we have got to wake people up while there is still time so I'm thrilled to be doing this with Angel Studios because you know I used to be a film critic at the New York posts and elsewhere and I'm a conservative I'm a Christian and our people complain constantly that Hollywood and the media won't pay attention to the things we care about the things we know are true well finally Angel Studios gives us a chance to put our money where our mouth is so thank you all who have already pledged your support and I hope more of you will do this because the story is urgently important not because of what happened in the past because we have to memorialize it we do but that's not the main reason the main reason is to know what happened in the past so we can prevent it from happening in the future and the future y'all is right now

I love that thanks rod for that recap and I wanted to you know earlier I was flipping through um my copy well my partial copy of the gulag archipelago which is actually about that that big let me see if I can fit in the screen um and there was one part that I was I thought I had underlined which was um to do evil a human being must first of all believe that what he's doing is good or else that it is well considered Act of Conformity with natural law and then he goes on to say Shakespeare's evildoer stops short at a dozen corpses because they had no ideology thanks to ideology the 20th century was fated to experience evil doing on a scale calculated in the millions and I think that was interesting to me because that is a lot of what this was well what the series is about Rod what you kind of brought to my attention and your study of Alexander Schultz and Eason and a lot of these stories is it's normal people who participate in the rise of these you know these ideologies it's normal people who get to the point where they are willing to rat on their friends where they're willing to conform to these insane lies that these governments actually ask them to go along with because it's this gradual process process that happens over time and it's not villains out there you know granted there are some very bad people but it's us it's all of us who need to right now stand up and draw a line in certain parts of our lives and and things like that um and so I think that's that's something that I've been thinking about a lot as we've been doing this and and really becoming a big focus of this series I think well uh just yesterday I think it was in Scotland the uh the leader of Scotland Hamza Yusuf compared pro-life activists in Scotland to the Taliban the Taliban who are a bunch of murderers I mean it's terrifying what's happening in Great Britain now we can see that Christians are being demonized you are uh in a position in in Britain now if you go pray silently in front of an abortion clinic they can arrest you that's against the law Britain is farther along than the United States is but you better believe we're on the same path I mean think of think about what sultanism said about how people have to be convinced that the evil that they're about to do is actually good think what's happening in our country we have an entire industry that is geared towards sexually mutilating young people children and young adults uh cutting their breasts off castrating them and so forth chemically uh mutilating them all to change their gender in some states in America I believe there are six now blue States the state has the right to go in under law and take away children uh age 15 to 18 minors still from their parents If the parents will not agree to transition that if the child says they want to be transitioned now this is monstrous this is something the Soviets didn't even do and yet we are told by the medical professionals who are doing this we're told by the liberal politicians who are doing this and we're told by the media and Hollywood that this is a good thing we're liberating these young people to be their authentic selves this is the sort of thing that the people who live through communism and who now live in Europe and America are seeing happen and they're like wait a minute stop please hold on here don't you see what's happening yeah no it's so true and and um not to derail us but at all because this conversation's so important it gets to the heart of it um but for those of us again who are I know last week people were joining throughout so we just want to continue to re-re set the table of what we're doing here angel.com live go find out more about the project Express interests uh we've got Isaiah smallman our director Roger the author of the book live not by lies and really rod and Isaiah you know in thinking about why I wanted to do this project and thinking about uh sultanichen and heroes like that of mine and of ours collectively you know so much it's I think true wisdom in life and true analytical the ability to analyze culture history all these things you have to constantly go you know up at this higher level and then Zoom back down to the personal right and so it's important and that's that's why we want to do if we're lucky enough six episodes multiple episodes of this so they have enough of that canvas to paint on that I mentioned earlier but it's like there's all the horrors of Communism there's all these big geopolitical forces and for those of us here in America even brought all the examples you're giving um it feels overwhelming at times it feels like all this stuff is out of our control but I also love the message of your book of sultanichen of of the good book the Bible where it's constantly bringing us back to remind us like okay you're unhappy with how things are in the world the very first thing to do is look in the mirror and what am I contributing to this what lies am I living by what lies am I um either by Omission or commission uh you know something's going on at work that I'm not comfortable with and I just keep going along with it right whether that's in your personal relationships your work your job or the nation at large and so it's interesting and I Rod if you want to speak on this in Isaiah too but just maybe say a few words as well of how this comes back down to the individual and ironically the individual is the thing that totalitarian-minded folks and systems care the least for but that's really where this stuff can change for better or worse is in the individual human heart right well I I want to before I I answer that specifically I want to lay the groundwork here for why uh we can look back in history and see that the system we have in the U.S today under our liberal free market democracy is setting the stage for totalitarianism now this is something that we all look at we're all a part of it we live in the society we all think that everything's going great but when I've read the book by Hannah Arendt she was the foremost scholar of totalitarianism she wrote a book in 1951 called the origins of totalitarianism in which she went back to look at the Soviet example and the Nazi example to see how is it that people give themselves over to totalitarianism I mean it doesn't it's not that it's entirely imposed from on high individual people have to give themselves over to this for it to take place now Hannah Aaron found that there were a few signs that tell you that a society any society is susceptible to totalitarianism and when I read it I thought oh my gosh this is us the main sign that she saw as a predictor was mass loneliness and atomization she said a totalitarian regime is made up of a crowd of lonely individuals when people feel disconnected from each other from institutions from families and so forth then they are vulnerable to someone coming in from on high in the state or usually in the state but some power coming in and saying I can give you what you want I can give you meaning purpose and solidarity in community this is what happened in communist Russia this is what happened in Nazi Germany well if you look at the statistics in America today we are an immensely lonely sad Society just last week it came out that the suicide rate is as high as it has been now since World War II and the loneliest generation is not the elderly generation the longest generation is or the Zoomers uh Generation Z the ones who are supposedly so well connected anyway loneliness and atomization is the number one predictor of totalitarianism that it's coming another son um losing faith in hierarchies and institutions when people no longer believe in things like the military like the government institutions that when they don't believe in the media and Academia in medicine and so on and so forth then the society begins to fall apart and they open we open the door to totality to totalitarianism now you can't force yourself to you can't force yourself to believe in something that um that uh that it's not trustworthy but that's what's happening now we look around you do you what do you believe in the institutions of our society uh I'll be real quick here they also believed that um that uh a sign of totalitarianism is coming is transgressing for the sake of transgressing she and people willing to believe in lies and ideologies that give them a sense of meaning even if they know that they're not true and so on and so forth when you read Hannah Aaron's book you know that we are in real trouble in America now and that when I read her book that's what taught me that what these people who lived through totalitarianism are saying is something we had better pay attention to yeah Isaiah I want you to uh chime in here as well but even as you were talking I thought Rod maybe we need to start a uh Rod's book club like on on social media while we're making this thing because there's so many important books and I and I was just jotting down uh um uh hers because I've read some of her other works but yeah these like I was saying Isaiah if you want to comment on that at all feel free or we can jump to some other points but just the you know the famous salts in each in line that you know uh evil is runs through the human heart not just through societies and those things which is a great uh quote but I know you even brought up a great one you mentioned to me Isaiah today from Dostoyevsky who's my favorite author the guy that is uh took history and made it come alive in this four or five dimensional way uh as a novelist and and I think predicted all of this better than anyone else in in history that what was coming in his native Russia and really around the world what totalitarianism but I don't know any thoughts on the individual part of this and the looking in the mirror if you want to share that quote as part of your response too yeah I'd love to jump in with that I think Rod I appreciate that kind of insight and I think another aspect of it that has been striking me is that this is what happens when nihilism takes over and when meaning disappears and how can we possibly value the rights of an individual when we we don't you know have a framework for valuing anything but yeah there was a great quote from from um from Dostoevsky that I I was reminded of today which is above all don't lie to yourself the man who lies to himself and listens to his own lie comes to a point that he cannot distinguish the truth within him or around him and so loses all respect for himself and for others and having no respect he ceases to love that says a lot to me about this whole progression you know it starts with me it works outward in this kind of fractal way and it's true on every level and I know that in my own life I I've had to recognize so many different ways that I've been lying and and sort of failing to take sort of socrates's advice and know thyself you know that that's a that's a painful process and it's one that we all need to constantly engage in or we might not even realize that we're lying we might be taking advantage of we might get swept up in these big movements and and not even realize what's happening and I think that's something that all of us need to be more aware of yeah well said Rod I want to turn to you here in a second I know you've got a couple of anecdotes of folks that you've encountered along the way and maybe we could hit upon one or two of those um and save some for for future uh live streams I also want to say thank you to folks like Roberta uh who who um expressed interest 150 thank you angel.com live please go there share it with your friends um we need your continued support we're over a million dollars of expressed interest as we shared earlier in the broadcast so we thank you immensely for that um but yeah right please we've got some photos we've got some things we've got some anecdotes maybe pick one or two of the of your favorite ones and share who are these people that you've actually sat with yeah well you're talking about individuals uh make make a difference that's one of the big the the one the big things about my book about live not by lies and what we want to do with this documentary is go sit down and talk to Brave heroic Christian individuals who stayed behind who didn't leave who stayed behind and resisted now I'm talking about people like Alexander ogaragnikov I think we have a photo of him he uh Alessandro garodnikov there he is uh was a young Russian Christian uh he was born into a very prominent communist family but he lost his faith in communism in the early 70s and became a Christian well the Soviets put him in jail for that and they put him on death row not that he had a death sentence but they wanted him to be in a place where uh where he would be bled out basically so he goes in there and what does he do he begins to evangelize he began to convert prisoners to the gospel and the Soviets got so mad at him they put him in solitary confinement and they beat him there you can when I taught method with him in Moscow his face was partially paralyzed from the beatings he took he told me that when he was in solitary confinement he began to lose his faith he began to wonder if God had abandoned him and then one night he was awakened by an Angel who showed him a very clear Vision in the vision he saw a prisoner a condemned prisoner walking with his hands handcuffed behind his back escorted by two guards he was being taken to be executed remember this is death row but he knew Alexander did that this prisoner was somehow going to heaven to be with Christ because he Alexander had witnessed to them to him over and over this happened and Alexander finally came to understand what the Lord was doing here he was showing him that because he Alexander had been in that prison these condemned men who were going to their deaths were going to be with the Lord that day in paradise and that returned Alexander's Faith to him and taught him that suffering has meaning he gained everything back then and realized that God had used him for that purpose this is a story I heard over and over and over again from these these amazing people that suffering had meaning they weren't afraid of suffering they knew that they had to accept it for the glory of Jesus Christ in the circumstances they were in and that's what gave them the strength to get through it there's another story the woman with the black and white photo or her name is Joe Dorothy we had it up there just a second ago she's a Slovak Christian born in 1929 she was thrown into prison by the Communists for being a Christian for going to church she and her family suffered throughout the entire Communist Regime because they would not renounce Christ look at her face look at those eyes that photo was taken by my friend Timo krishka he's a young Slovak photographer we have a picture of him too he's got a young man with a beard uh Teemo set out in his country Slovakia to document these Christians who had gone that's Teemo who had gone through the gulag and who but who came through with their faith intact Teemo had a grandfather who suffered this way and he wanted to do him honored by by photographing these elderly people and hearing their stories Timo told me that these people were all luminous he said I realize as I listened to them that the more they are the less power they had in when they were imprisoned the stronger they became in Christ and it affected Teemo so strongly that he realized that even though he had been he had grown up after the Communism had fallen that he himself had become a prisoner of the tyranny of materialism the tyranny of anxiety about status and all the things that had been taken away from these uh these prisoners and he converted more deeply himself he said that they caused just being with these amazing men and women who had lost everything caused Teemo to turn away from his own selfishness and to realize as Timo put it to me suffering is the beginning of our Redemption how radical is that how many how often do any of us ever hear that in church but that is precisely what got these men and women through persecution through totalitarianism tell you another story and I'll end with this one you're a sipko he was a Russian Baptist pastor we have a picture of Yuri and me white-haired guy on the streets of Moscow after we finished our interview um Yuri was born in 1950 and you know which was uh there he is um which was during the time of stalinism the last years of stalinism his father was a Baptist pastor taken to prison by the Soviets uh men all the pastors and lay leaders of their Baptist Community were taken to prison the women in his community kept it together educated the kids disciple the kids Yuri told me that looking at his father and mother that gave him the strength to know what it meant to be a true Christian and to be willing to suffer for the Lord um he told me too that small groups saved Christianity in Russia because when they couldn't go to church when there were no churches when they didn't even could even get Bibles it was in small groups that they came together to worship to teach and they would copy out scripture by hand to keep the faith alive he also told me standing right there on that street in Moscow to go back to America and tell the American church that if you are not willing to die for Jesus Christ then your faith is nothing but psychological Comfort now can you imagine that you see how nice it was the street was just off of Red Square I had just been so touched and inspired by his testimony and this man takes me puts his hands on my shoulders and tells me go home and tell the American Church to get ready and uh this is the kind of story we want to get Yuri on camera while he's still alive and Alexander o'bradnikov men and women like that like like Dorothy the the Slovak woman to tell their stories so we can not only think oh what a great story what a great witness but we can take their witness into our hearts and change our own lives so we can be ready if the worst comes to us wow

yeah I mean every time I hear those stories it just completely blows me away and I think part of what's so interesting about this is the power of Storytelling and I you know to mention Alexander saltzen eats and again I think part of what made him so such a dangerous weapon really against um the Soviet Union was that he was such an effective Storyteller and he did so much groundwork to discover and uncover the stories that had been pushed under the rug and that was a huge part of what eventually LED not only people outside of the Soviet Union but even inside of it it seems like to recognize oh this is not just yeah like to start to see through the facade and for all of it to actually fall down I mean that's the it's an incredible weapon and that's why speech is so important obviously um and of course that's one of the first things that goes we get afraid to say what we really think because people in power know that that's the way that these things change but RJ you were going to touch on something no I was just going to say you know the the the resistance these stories of suffering and resistance and and fortitude in the face of things that we can't imagine and Lord willing won't have to fully face in the same way as Rod points out you know the totalitarianism the Instinct here in the west feels and looks different but who knows where it goes but the resistance starts back in that the individual the human heart our soul the way that we treat others the things we say are we telling lies to ourselves and those around us and and really starts with the family and and and what more what has been attacked more in our country um in recent years than that that idea of family and at The Sovereign and that is an institution and that is something uh God ordained I would even say of course uh for those of us of Faith um and parents you don't have to be a parent all of us on here are parents and we care deeply for our our children and our families and those around us but it's like yeah if we aren't doing these things in in in our own lives in our own homes uh with our relatives with our neighbors uh there is no hope if we can't start it in the individual familial communal Church level if we're not prepared there which is Rod which I love uh and let's I want to throw out real quick before Rod I'll give you the closing thought before we go to q a um and we'll get into some other things before we close out but the stories of Preparing People and thinking and that's part of what we want this this doc Series this documentary series multiple episodes to tell the story of you know the subtitle of your book you know which is a manual for Christian dissidents like this was written with people of faith in mind of how do you prepare yourself in a world that is crumbling and changing uh quicker than you know what to do with and the stories you tell of people that that went and built these communities I don't know if you want to say something about that quickly before we get together yeah I do I dedicated the book as we talked about in last week's live stream to the memory of a Catholic priest named father tomaslav kolakovich father kalakovich is a Croatian who escaped the Nazis they were coming after him for doing work against the Nazis in his native Zagreb he went to hide in Bratislava in Slovakia and began teaching in the Catholic school they are Catholic college and he told his students that the good news is the Germans are going to lose this war the bad news is Soviets are going to be running this country when it's over and the first thing they're going to do is come after the church we got to be ready so what father kalakovich did was put together groups mostly of young people who had come together for prayer for study and for discussion not just uh discussion for the sake of discussion but they would talk about what should we do how can we prepare ourselves for what we think might be coming and build an underground Network within two years a network had spread all over that country despite the fact that some of the Catholic Bishops chastised father kolakovich and said father yeah come on it's not going to happen here God's going to take care of things we're going to be fine quit scaring people but father kalakovich knew how to totalitarianism worked because he had studied in seminary to be a missionary to the Soviet Union so he kept up his preparation sure enough as soon as the Iron Curtain fell everything happened just like he said it would but the underground Church in in his country in Slovakia was strong because he and a remnant of people had believed father kolakovich and they had prepared themselves one of the people who was his top Lieutenant he wasn't an ordained uh Minister but he was a young a young physician Sylvester Church Mary um I talked about him in the book and about his exercises that he did long before he uh going to prison was even a thought he began to memorize scripture because he knew that if it all came down if there was totalitarianism in this country they weren't going to give him a Bible in prison so when they pulled him off the street and threw him in prison where he stayed for 10 years he already had so much scripture committed to memory this is one of the things we have got to do right now not five years from now not 10 years from now right now we all hope to God that it will never happen in America but that with the signs uh flashing now the red lights flashing saying danger danger danger we have got to pay attention to what people like Dr kirchenberry said and act absolutely I think that's a combination of telling those older stories and then also again tying those to what we're looking at right now and I think you know Angel obviously has been doing that in incredible ways and I think sound of Freedom was you know such a great um example of the power of Storytelling and the hunger that people really have to see honest um you know compelling storytelling that deals with this uh these issues that are being completely ignored by the mainstream media and in fact totally suppressed actively I mean some of the coverage of sound of Freedom was completely Bonkers to me I was reading these articles and I was like this must be a joke because it's so over the top um inflammatory garbage that it just makes absolutely no sense that anyone could with any self-respect could write this but I think it does show just where we're at right now as a society that people accept this and are willing to say it yeah it is it's you know whether it's in an individual relationship a friendship of work relationship or or something as big as of media and all these again sort of geopolitical forces just be wary of anybody who's lying to your face and especially when you know it sometimes it's hard to know if someone's lying right there's certain things I don't understand I'm not smart enough to understand everything about the economy and everything anybody you know Janet Yellen or whoever trumps you know the treasuries I I don't know enough about a lot of that and I should but when there are things and someone's saying sound of freedom is a q Anon of J you know all this stuff you're like just be wary of anyone in your life that's just lying to your face like that and uh God Bless yeah Angel and all those that's some of you sorry go ahead Rod yeah I was going to say the the this is the media today I uh interviewed uh not long ago a young man from South Africa uh africanor who is studying here in Europe and he was telling me about what's going on in his country about the murders of like Farmers by some of the uh of the militants in that country and it's a race war is underway at a low level in South Africa but this is not being talked about in the media and I I noticed just last week the New York Times did a story about um a large group of marxist leninists led by a former black Freedom Fighter Julius malema chanting a stadium full of people chanting killed the boar killed the farmer then terrifying stuff totally racial totally like Rwanda genocide stuff the New York Times the next day or two days later ran a story saying it's no big deal he didn't really mean it I I was absolutely shocked because most Americans not knowing anything else other than what the New York Times tells them will think no problem this is just right-wing people probably race themselves getting upset about nothing this sort of thing happens over and over whether it's about covid whether it's about political prosecutions I live here in Hungary where a country that is routinely slandered it's Christian country but routinely slandered in the American and Western European media for being backwards and fascist when if you come here and you all will if we do the movie you'll see like this is a great place everything's peaceful everything's normal it feels like an American city Budapest in 1995 but this is what when you actually live in reality and see how the media lie and they lie with an ideological agenda you begin to realize what these people who live through communism are talking about and why it is so utterly important that we make this movie and get the message out yeah yeah all right so we wanted it's so so well said we want to get to some questions if you're still with us here please uh those of you on Facebook live and watching on other uh platforms thank you for joining us uh please submit questions we'll take a few here as we wrap things up and uh and get you on your way and I have a couple of questions too um but yes angel dot com slash live express interest share it with your friends um okay and then also we've we did a better job of this last week but as people's names were popping up thank you Rhonda others that we saw thank you so much for expressing interest as we've been going we really really do appreciate it so we have a question from Southern mama why do people not talk and if I can infer what she's saying you know what what is it that keeps us from not speaking out and and standing up to some of these things we're seeing yeah well I'd love to jump in on that really quick even yeah yeah good I'm just going to say it's fear uh and it's a Justified fear because we see people all the time losing their jobs being harassed on social media sometimes harassed and on the street for taking dissident positions and uh all they have to they all they the mob has to do all the woke up has to do is destroy one and you teach a hundred or you teach a thousand to be quiet um that's why those of us and I count myself as one of them I've got a pretty high profile it's hard to cancel me uh given all the things I've said and where I work and what I do for a living I feel that I have a responsibility to exercise My Free Speech uh on behalf of people who are less able to do so because they have a genuine uh and Justified fear of losing their job ultimately though we're not going to be able to live by fear at some point every single one of us is going to know that there is a line that we cannot cross and if you're not thinking about it right now what that line is you better start doing it because the the other side the totalitarians are going to push you push you and push you until um until you're either gonna have to fight back or you'll totally submit yeah there I I was listening to an interesting discussion about the way Ireland is handling this and and there's a lot of places that are beginning to classify hate speech in these very Nuance not well not new ones actually this big blanket you know undefined ways where it's now criminalized to say something that offends somebody else it's like this is not gonna end well and and it's you know it's easy to say oh okay you know it's not gonna end well way way way down the line but we see how quickly these things change I mean even just a couple years ago um that all of this felt very different than it does even now and I think that's part of the reason this book was so um important is because it it led into this and and I think we're a lot of people myself included even as I came to this project are becoming more and more aware of how this isn't some future problem this is a problem today um yeah we've got a couple more questions

have you heard of debanking I know that you guys might have but our listeners our viewers need to know that there's a practice now called debanking in which banks uh close the bank accounts of people who are their customers they consider to be problematic which is to say customers that hold opinions and speak out on them that the bank doesn't agree with Nigel farage a politician in Britain was debanked by his even though he's a major politician he was debanked by his British bank because they don't like his Politics the Deep banking thing was used in the past to get rid of organized crime but now the banks and it's perfectly legal are doing it to ordinary citizens who dissent from woke ideology this is happening right now Canadian truckers anybody got Trudeau in the uh our friendly neighbors to the north um all right so yeah this is ah man we got a man we got to make this series uh folksangel.com uh live please go continue to express your interests um we've got a couple other questions we want to get to um in terms of our filming process who we're going to be speaking to uh and and Isaiah you can take this one will you be filming experts in the US and overseas where do we plan to go where do we want to go ideally in in speaking to folks absolutely so yeah we're really casting a wide net I think of um people who can talk to all of these different topics again historical and contemporary with a deep level of expertise and or personal experience and so we're like Rod said we're going to be going to Budapest we're going to be going hopefully to lots of other places unfortunately um we won't be able to go to Russia but we are excited to go and again gather a lot of these important first-hand stories of people who live through this and um can speak to their own experience but yeah we're excited to talk to all sorts of experts who know about this from a policy standpoint for instance or from you know a medical standpoint or from you know whatever an economical you know whatever they're different people and and some of the best people you know around who are extremely influential are fans abroad and you know we're excited to to be talking to people everywhere we can yeah yeah uh Jordan Peterson has already committed personally to me to be here you know he knows a lot about totalitarianism and he totally believes in this project um but we're also as you say gonna go to talk to some of these actual people please God they'll be alive we'll get the money to do this we can get them on camera while they're still alive because once they're gone they're gone they've gone into history but they're still here and we've got to talk to them uh about Russia I don't know if I mentioned this to y'all but I was talking to a Russian friend and said that you know I think it's too dangerous for us to go to Russia and he said there's a probably a fly Alexander rodnikov you're a sipko and anybody else we want to talk to probably fly them to a neutral Third Country and sit there and talk to them uh I hope we can do that I hope that we get the kind of support from our viewers that will enable us to do that because uh you know they're facing a situation right now in Russia that is uncomfortably like what they thought was all in the past excellent all right let's get to a couple other questions here and and we'll wrap up um create other creative question Isaiah for you um how do you envision you know as we hear these compelling stories obviously we don't have footage of these things you know it is a documentary but some of this stuff they're anecdotes people telling us about things like uh the angel that visited uh uh Rod's friend in prison uh how do we capture that how will you be approaching that animation Recreations things like that what what do you see what excites you creatively

absolutely we're you know again that's one of the things that we're in the process of identifying different opportunities for um obviously the goal is to gather as much original material as we possibly can but yeah we're really excited about getting super creative to bring these stories to life in a very visual way that makes this very real for all of us and um and and walks that line of uh cinematic and real and grounded and poetic and kind of all of these different things all rolled up into one and so we're really going to be pulling out all the stops to make sure that this story feels cohesive and interesting and accessible and if I can jump in we can still go to some of these places I mean we have some footage already we can get some of our own about an underground hidden chamber in bratislav in Slovakia where for 10 years the underground Church there uh printed Samus dot prayer of its secret illegal prayer books hymn books Sunday School uh material the underground Catholic there we are there we are going into the underground basement the man there go leading me down there is a historian of the underground church we went into this tunnel um and you come up inside this hidden chamber uh and they had it rigged so if the secret police were coming they could pull a lever and it would flood with sewage so they the the secret police would think oh there's nothing really going on here but uh in that little room the Catholic underground Church using an offset printer that was delivered to them smuggled in by their Evangelical friends at the open doors project in the

Netherlands brother Andrews project there's the offset printer on the right these Evangelical Brothers brought in that thing so that because the Catholics could have prayer books I mean it's incredible I'm getting chills just thinking about it now it all happened in that little room we can go there we can take our viewers into that room with the people who read the very prayer books that were printed there and that was a lifelong to the Lord for them during uh 10 years the last 10 years of communism not not to make light of it but Ronnie looked like you were in like a Scooby-Doo Caper there going into the uh hidden chamber to find the hidden treasure that's under the house but no it's it's it does give me goosebumps and I know I just made a joke about it but it really is powerful stuff in the imagery that we want to capture but yeah everything's on the table animation uh my five-year-old daughter Maddie said she draws pictures of Bluey the cartoon character if we need that so that's on the table as well um but no we we have everything in our exes and we want to go over and that's why we're raising uh we want to raise a significant budget something that's that we can actually use to go over to these places spend the time capture these stories and uh and do it do it justice let's get to our final question and then we'll say our goodbyes and um we'll be back hopefully another time soon um well we have a couple other questions but I kind of want to end a little bit more on a personal note and um I know this is uh it's gonna feel a little bit like uh uh the end of a Bible study or prayer service or something but like these are heady weighty subjects and we're dealing with serious subject matter even though as we talked about last time and hopefully folks can tell we really all like each other we have fun we we crack jokes we love to eat good food and have you know there is some levity that's brought to it but it is a serious topic and um we touched upon it last week you know the idea of spiritual warfare and all that stuff but just

um without being too presumptuous what are things that folks who care about this story who have already expressed support that may end up actually committing funds through the crowdfunding if we're lucky enough to do that what can folks be praying about for you for the story for this project what what's some of the things that you're thinking about spiritually and some of the attacks and other things that that come in covering a story of this magnitude

from okay yeah well from my perspective we have to expect the tax so we have to expect that there will be all kinds of scurrilous political attacks on this project from people who don't want to see it made who don't want this information out there who want to make fun of it and try to tell people as the unbelieving Bishops told father kalakovich oh come on nothing's going to happen here and I think a lot of these attacks are going to come from inside the church from pastors and laid leaders who don't want to be made uncomfortable by it because it's going to make a lot of them uncomfortable I would say though too that that we need people we to pray and we need to pray ourselves to keep our spirits up and to keep focus on Hope because this is heavy stuff when you read some of the things they did especially in the Romanian Gulag things like they forced priests to have mock uh uh masses using dung using a as for the bread uh for the body of Christ I mean it was totally satanic when you when you immerse yourself in that you you come up for air and you need to breathe sweet clean air we have to remember that we're doing this for the Lord uh I I think I'll and I'll end on this I think about Dr Sylvester Kirch Mary I mentioned him earlier uh he said in Emmanuel he wrote after commune is amended about how he survived 10 years in the gulag he said that even before they arrested him he always told himself and he taught himself to believe that there is nothing that can make it make him happier than to suffer for his Lord Jesus Christ and so on when the day came uh that the secret police pulled over and dragged him off the ferry as Dr Kirch Mary what a glorious man what a happy man he died in 2013. when the secret police pulled him off the street and entered the car to take him to prison he burst out laughing and they said what are you laugh topic what's wrong with you and he said you've just made my day you've given me the opportunity to Bear witness to my Lord thank you for that I mean that's that sounds insane but that's what we need and I hope that we can bring that Spirit to this project to help um our our viewers know that we may all have to suffer uh that is what it means to be a Christian that is what it is always meant to be a Christian but the real hope there is that our suffering has meaning now as Timo krishka the young Slovak filmmaker said when he went to see all of these old people who had been impoverished by their suffering uh for the for the Lord in prison he said that they had the peace that passeth all understanding you could not take it away from them and it was not in spite of their suffering but it was because of their suffering for Jesus beautifully said Isaiah close us out here and I'll say a final goodbye but you know you got a young family travel like what what's on your mind as we think about actually going out to make this project yeah I'd say Clarity of Mind discernment you know um there's a lot of different things that we need to uh be very um wise about I would say and I would I would appreciate everybody would just continue to pray for that you know I we want to make something that's um gonna make this world better to be uh very to put it very simply and yeah I would just say for all of us I I mean I hear these stories of people you know who who laugh while being carried off to prison and I think I don't know if that I don't know if I'm there yet like I want to be but if I'm honest that's just that sounds impossible so I think courage is something that all of us can pray for because I you know I worry about this project and what it's going to do to my career and I'm like it can't be that bad you know and yet it still keeps me up a little bit and so um I think courage is something that all of us should be praying for constantly because I I think it is going to be necessary and um and and that's again that's a that's something that's so exciting about this is I want to see these people firsthand I want to see these stories on camera because I need those moments of inspiration I need to be stealed and and bolstered by their courage because again storytelling is the way that we can can spread that yeah no it's beautifully said I I will end uh tonight with my favorite quote that I think about often when we work friends like this and it's from GK Chesterton who said true Soldier fights not because he hates what it's in front of him but because he loves what he's defending what's behind him and uh that mindset if we can keep that Spirit uh in our hearts and in in the Forefront of our minds I think is the right approach here but guys thank you so much this was a blast we're gonna do it again we'll be announcing when and there'll be more to come uh in the weeks to come but angel.com live tell your friends share it around uh reach out to us uh at social media Rod say quick give quick plugs Twitter where could people find you yeah I'm on uh Twitter X at uh at Rodriguez I have a sub I have a paid sub stack um uh rodrier.substack.com and I also have writing now for the European conservative at European conservative.com zate awesome yeah I'm just at zace Momen at that's on Twitter and Instagram for that matter awesome all right well thank you gentlemen thank you guys for tuning in we'll be back again soon tell your friends God bless

[Music] already people are beginning to forget about communism they're beginning to forget about the victims of Communism which now number we know about 100 million I mean there was no Freedom there was no freedom of speech no freedom of religion no freedom of thought people couldn't write a poem or a play or a story or conduct a scientific experiment without some sensor first approving it all of that story has to be told back in 2014 I got a phone call from a physician at the Mayo Clinic who reached out and said I need to tell a journalist what just happened he told me that his elderly mother who lives with him and his wife had been raised in Czechoslovakia when communism came to power there after the second World War the government told her to quit going to church she said I'm not going to quit going to church they threw her in prison for four years and tortured her as a so-called Vatican spy she immigrated to America started her life here now she was telling her son son the things I see happening in America today remind me of what was happening in my own country when communism came well what was the old lady seeing she's seeing the effects of cancel culture she was seeing people facing the loss of job and the loss of their livelihood for getting on the wrong side of the politically correct people being afraid to speak their minds for fear of losing their job or being hounded out of polite Society so over the next few years if I would meet someone who had grown up under Soviet communism but came to America I would put the question to them are the things you're seeing happen in our country today in any way reminiscent of what you left behind every single one of them said yes in a new book my next guest suggests that we may be heading down a dangerous path toward totalitarianism live not by lies a remarkable new book entitled live not by lies live not by lies live not by lies live not by lies live not by lies inspired not least by the great Alexander solzhenitson I got the title for the book from an essay by Alexander solzhenitsen the Soviets exiled him from the country that kicked him out in 1974 just before he was kicked out he sent a short essay to all of his followers the name of the essay was live not by lies because the whole communist system was built on lies lies about human nature lies about the way the world is and it can only be sustained when people are afraid to live in truth everybody in the civil the system lied about everything to everyone all the time and so the whole system was set up and maintained because everyone lied there are so many people among the Intel intelligence especially who are absolutely immune to facts it's as if it's as if they took their uh anti-fact shots every every year and the facts will just not affect it they shut down School

IC relief for themselves I know that they're lying to me I know that they're lying to to the nation we have to say that men can have babies that men can be women and women can be men totalitarian governments try to take away cultural memory which is to say the memory of a people that tells them who they are we've seen this happen in our own country with statues taken down when history suddenly becomes extremely contentious one of the things that disturbs me tremendously is about this enthusiasm for socialism at a time when people are literally Starving in Venezuela and oil rich country yesterday I asked chat GPT are there any similarities between today's woke Revolution and Chairman Mao's cultural revolution of the 1960s and it wrote back how long do you have people don't take it seriously because they think of totalitarianism and what comes to mind is George Orwell what comes to mind is Stalin secret police gulags firing squads things like that that's not what we're dealing with yet at least in China they have what's called a social credit system under which the Chinese government controls every Chinese citizen it has the computer power you track everybody's movements all throughout the day if you meet with people the government considers to be anti-social that is to say Christians or dissidents that is noted by the system and you get automatically a lower social credit rating eventually if you get a low enough social credit rating you can't buy or sell or participate in the economy now that should send chills down the spine of every Christian who knows his or her Bible Alexander solson eats and said that the line between good and evil does not pass between social classes or between you know races or anything else the line between good and evil passes right down the middle of every human heart

I remember standing on a straight Corner in Moscow talking to a white-haired elderly Russian Baptist pastor a man whose father and the fathers of all the men in his community when they were little were taken away by Stalin and sent to Siberia he said go back to America and tell the church if you're not prepared to suffer for your faith then your faith is worthless what did he mean by that through every generation of Christianity even today in countries like Egypt in the Muslim world and in China Christians are suffering for their faith it is vital that we get this eyewitness testimony on camera so people in our country will not forget history that they'll know history and they'll learn from history so that we can build the resistance now while we still have the freedom to do So eventually this whole system of Lies will fall apart but it will take longer for it to fall apart if people are afraid to stand up for the truth people are afraid to have the courage to resist to say you do to me whatever you can I will not live my lives

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